Exhibit 12.1

ALBEMARLE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, Except for Ratios)

	Six months ended June 30, 2014	Year Ended December 31,
		2013	2012	2011	2010	2009
Earnings:
Pre-tax income from continuing operations before adjustment for net income attributable to noncontrolling interests or equity in net income or losses of unconsolidated investments	$170,821	$538,442	$368,212	$482,531	$368,489	$117,527
Fixed Charges:
Interest expense (before capitalized interest)	18,723	37,701	38,777	39,992	26,624	25,820
Portion (1/3) of rents representing interest factor	4,822	10,241	11,028	10,298	9,669	9,124

Total fixed charges	23,545	47,942	49,805	50,290	36,293	34,944

Amortization of capitalized interest	975	1,987	1,527	1,242	1,214	1,272
Distributed income of unconsolidated investments	11,944	21,632	26,908	23,685	16,414	18,045
Interest capitalized	(1,217)	(6,142)	(5,977)	(2,418)	(1,091)	(1,236)
Net income attributable to noncontrolling interests (net of tax)	(14,584)	(26,663)	(18,591)	(28,083)	(13,639)	(11,255)

Pre-tax income from continuing operations before adjustment for net income attributable to noncontrolling interests or equity in net income or losses of unconsolidated investments plus fixed charges, amortization of capitalized interest, less interest capitalized and net income attributable to noncontrolling interests that have not incurred fixed charges	$191,484	$577,198	$421,884	$527,247	$407,680	$159,297

Ratio of earnings to fixed charges	8.1	12.0	8.5	10.5	11.2	4.6